UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 1)*



                           Daystar Technologies, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    23962Q100
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                                 (CUSIP Number)



                                    year-end
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ X ]   Rule 13d-1(b)
   [   ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

CUSIP No.     23962Q100

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         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Elazar Advisors, LLC
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         2.     Check the Appropriate Box if a Member of a Group

                (a)  [     ]

                (b)  [     ]

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         3.     SEC Use Only

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         4.     Citizenship or Place of Organization

                Delaware

                ----------------------------------------------------------------
Number of
Shares          5.   Sole Voting Power                                    30,049
Beneficially
Owned by Each   ----------------------------------------------------------------
Reporting
Person With:    6.   Shared Voting Power                                       0

                ----------------------------------------------------------------

                7.   Sole Dispositive Power                               30,049

                ----------------------------------------------------------------

                8.   Shared Dispositive Power                                  0

--------------------------------------------------------------------------------

         9.     Aggregate Amount Beneficially Owned by Each Reporting Person

                30,049

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         10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                [ ]

--------------------------------------------------------------------------------


         11.    Percent of Class Represented by Amount in Row (9)

                2.39%

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         12.    Type of Reporting Person

                IA

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                               Page 2 of 6 pages

ITEM 1.

     (a)   Name of Issuer

           DAYSTAR TECHNOLOGIES, INC.


     (b)   Address of Issuer's Principal Executive Offices

           900 GOLDEN GATE TERRACE, SUITE A
           GRASS VALLEY, CA 95945

ITEM 2.

     (a)   Name of Person Filing

           CHARLES H. SIEGEL


     (b)   Address of Principal Business Office

           1270 AVENUE OF THE AMERICAS, SUITE 210
           NEW YORK, NY 10020


     (c)   Citizenship

           USA


     (d)   Title of Class of Securities

           COMMON STOCK

     (e)   CUSIP Number

           23962Q100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)   / /   Broker of dealer registered under section 15 of he Act;

     (b)   / /   Bank as defined in section 3(a)(6) of the Act;

     (c)   / /   Insurance company as defined in section 3(a)(19) of the Act;

     (d)   / /   Investment company registered under section 8 of the Investment
                 Company Act of 1940;

     (e)   /X/   An investment adviser in accordance with Section 240.13d-
                 1(b)(l)(ii)(E);

     (f)   / /   An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

     (g)   / /   A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

     (h)   / /   A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;

     (i)   / /   A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940;

     (j)   / /   Group, in accordance with Section 240.13d-1((b)(l)(ii)(J)


ITEM 4.   OWNERSHIP.

     (a)   Amount beneficially owned:

           30,049

     (b)   Percent of class:

           2.39%

                               Page 3 of 6 pages

     (c)   Number of shares as to which the person has:

           (i)      Sole power to vote or to direct the vote

                    30,049

           (ii)     Shared power to vote or to direct the vote

                    0

           (iii)    Sole power to dispose or to direct the disposition of

                    30,049

           (iv)     Shared power to dispose or to direct the disposition of

                               Page 4 of 6 pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

Elazar Advisors, LLC, a Delaware Limited Liability Company ("Elazar") currently provides discretionary investment management services to three privately owned entities exempt from registration under the Investment Company Act of 1940 and one managed account. For purposes of Rule 13d-3 of the Securities Exchange Act of 1934 ("Exchange Act"), Elazar may be deemed to be the beneficial owner of the common stock of the Issuer held by the separate entities and the account. Elazar became registered as an investment adviser under the Investment Advisers Act of 1940, on January 20, 2006. In 2005, each of the entities and the accounts managed by Elazar had different beneficial owners and held less than five percent of the common stock of the Issuer, but the aggregate holdings of the entities and the accounts then managed by Elazar exceeded five percent of the common stock of the Issuer. Consequently, on October 3, 2005, Elazar filed a
Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act. Since October 31, 2005, the aggregate holdings of the common stock of the Issuer held by the entities and the accounts managed by Elazar has been less than five percent of the common stock of the issuer . Therefore, Elazar is filing this amended
Schedule 13G pursuant to Rule  13d-1(b) and Rule  13d-2(b) of the Exchange  Act.
Elazar  disclaims  beneficial  ownership  of the  common  stock  covered by this
Schedule 13G.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The entities and accounts referenced in the footnote to Item 5, none of which hold more than five percent of the common stock of the Issuer, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock covered by this Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE

ITEM 10.  CERTIFICATION

By signing below I certify that, to my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2006


                                    /s/ CHARLES H. SIEGEL
                                    -----------------------
                                    Name:   Charles H. Siegel
                                    Title:  Managing Member


                               Page 6 of 6 pages